                                                                     EXHIBIT "E"


                                       CONTACT:  Eugene Melnyk
                                                 Chairman of the Board
                                                 Ken Howling
                                                 Chief Financial Officer
                                                 (416) 285-6000


FOR IMMEDIATE RELEASE


                *   BIOVAIL REPORTS RECORD FINANCIAL RESULTS  *
                -ANNOUNCES ANDA GENERIC FILING FOR DILACOR XR -

     Toronto, Canada, October 29, 1998 --- Biovail Corporation International (NYSE,TSE:BVF) today reported record third quarter and nine month financial results for the period ended September 30, 1998. The Company also reported it had filed in the third quarter an Abbreviated New Drug Application (ANDA) for a generic version of Dilacor XR, a once daily formulation of diltiazem which has U.S. sales in excess of $148 million.

     Biovail's revenues for the third quarter of 1998 were $29.0 million representing an increase of 37% over 1997 third quarter revenues of $21.2 million. Net income for the third quarter of 1998 increased 40% to $13.2 million, or $0.49 per share, compared to net income of $9.4 million, or $0.37 per share, in the third quarter of 1997.

     Revenues for the nine months ended September 30, 1998 of $76.1 million were 36% higher than the revenues of $56.1 million for the comparable 1997 period. Net income for the nine months ended September 30, 1998 increased by 39%, to $30.6 million, or $1.14 per share, compared to $22.0 million, or $0.87 per share for the nine months ended September 30, 1997.

                                    - more -

     "We are extremely pleased with the Company's strong performance" commented Eugene Melnyk, Chairman of the Board. "We have just completed a very successful quarter in which our base business achieved significant growth and our scientific objectives were meet with the ANDA filing for a generic version of Dilacor XR. Dilacor XR is our third ANDA filing this year and is our seventh ANDA filing in less than thirty months."

     "In Canada, TiazacO received marketing approval for the angina indication; we filed controlled-release generic applications for Cardizem SR, Trental, and Verelan; and we successfully acquired exclusive Canadian marketing rights for Retavase(TM) from Centocor, Inc. Biovail continues to perform as expected in meeting the Company's stated objectives," concluded Mr. Melnyk.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                               - Tables Follow -

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                       SEPTEMBER 30,           DECEMBER 31,
                                           1998                    1997
                                  -----------------         ---------------
                                        (UNAUDITED)

          ASSETS
Current
  Cash and short-term deposits           $ 11,892                 $ 8,275
  Short-term investment                     2,500                       -
  Accounts receivable                      36,481                  33,114
  Inventories                              17,955                  16,609
  Executive loans (Note 3)                  2,868                   2,933
  Deposits and prepaids                     2,575                   2,053
                                   --------------         ---------------
                                           74,271                  62,984

  Long-term investments (Note 4)            7,500                       -
  Fixed Assets, net                        23,429                  24,172
  Other Assets, net (Note 5)               24,376                   6,583
                                   --------------         ---------------
                                         $129,576                 $93,739
                                   ==============         ===============

          LIABILITIES
Current
  Bank Indebtedness (Note 6)             $ 10,051                 $     -
  Accounts payable                          6,859                   4,579
  Accrued liabilities                       4,851                   6,002
  Income taxes payable                      1,899                   1,013
  Customer prepayments                      4,836                   1,840
  Current portion of long-term debt         1,124                   1,887
                                   --------------         ---------------
                                           29,620                  15,321

Long-Term Debt (Note 7)                    14,148                   2,960
                                   --------------         ---------------
                                           43,768                  18,281
                                   --------------         ---------------
          SHAREHOLDERS' EQUITY
  Share capital (Note 8)                   20,683                  18,465
  Warrants                                  8,244                   8,244
  Retained earnings                        58,267                  49,709
  Cumulative translation adjustment        (1,386)                   (960)
                                   --------------         ---------------
                                           85,808                  75,458
                                   --------------         ---------------
                                         $129,576                 $93,739
                                   ==============         ===============

The accompanying notes are an integral part of the consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)

                                                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                       SEPTEMBER 30,
                                                             1998               1997            1998               1997
                                                       ----------------    --------------- ----------------   ----------------
REVENUE                                                    (Unaudited)                         (Unaudited)

   Research and development                                   $  8,974           $  4,887         $ 20,927           $  7,046
   Manufacturing                                                16,540             10,367           45,303             38,904
   Royalty and  licensing                                        3,476              5,978            9,905             10,124
                                                      ----------------    --------------- ----------------   ----------------
                                                                28,990             21,232           76,135             56,074
                                                      ----------------    --------------- ----------------   ----------------

EXPENSES

   Research and development                                      4,047              4,893           12,179             11,452
   Cost of manufactured goods sold                               6,946              2,947           18,956             11,128
   Selling, general and administrative                           4,067              3,350           12,521             10,075
                                                      ----------------    --------------- ----------------   ----------------
                                                                15,060             11,190           43,656             32,655
                                                      ----------------    --------------- ----------------   ----------------

OPERATING INCOME                                                13,930             10,042           32,479             23,419
INTEREST EXPENSE, net                                              (97)              (142)            (254)              (208)
INCOME BEFORE INCOME TAXES                                      13,833              9,900           32,225             23,211
PROVISION FOR INCOME TAXES                                         629                491            1,629              1,174
                                                      ----------------    --------------- ----------------   ----------------
NET INCOME                                                    $ 13,204           $  9,409         $ 30,596           $ 22,037
                                                      ================    =============== ================   ================


EARNINGS PER SHARE                                            $   0.49           $   0.37         $   1.14           $   0.87
                                                      ================    =============== ================   ================

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                26,899,290         25,447,000       26,899,290         25,447,000
                                                      ================    =============== ================   ================